Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a script to be used in responding to questions concerning the vote results in Empire State Building Associates L.L.C.:

As of June 11, 89.0% of participation interests in Associates (87.4—90.4% in each group) have approved the consolidation and IPO.

The following is a script to be used in responding to questions concerning the vote results in 250 West 57th St. Associates L.L.C.:

As of June 11, 92.6% of participation interests in Associates (83.3—97.2% in each group) have approved the consolidation and IPO.